As filed with the Securities and Exchange Commission on October 14, 2011
Registration No. 333-176756

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

AMENDMENT NO. 2
TO
FORM F-80
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
___________________

Trelawney Mining and Exploration Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

130 King Street West
Suite 2810
Toronto, Ontario
M5X 1A6
(416) 363-8567
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)
___________________
Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Rob Wortzman, Esq. Wildeboer Dellelce LLP Suite 800, Wildeboer Dellelce Place 365 Bay Street, Toronto, ON M5H 2V1 (416) 361-2930
___________________
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☐

Pursuant to Rule 429 under the Securities Act, the prospectus contained in this Registration Statement also relates to the Registrant’s Registration Statement on Form F-80 (File No. 333-175537).

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-80 (File No. 333-176756), as originally filed with the U.S. Securities and Exchange Commission on September 9, 2011, as amended on September 12, 2011 (the "Rule 429 Registration Statement"), to include the Notice of Compulsory Acquisition, dated October 14, 2011, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated July 13, 2011, including the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, which were previously filed with the Registration Statement  on Form F-80 (File No. 333-175537), originally filed with the U.S. Securities and Exchange Commission on July 13, 2011 (the "Initial Registration Statement").

Pursuant to Rule 429 under the Securities Act, the Rule 429 Registration Statement, as amended by this Amendment No. 2, constitutes a post-effective amendment to the Initial Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
	Document 1:	Offer to Purchase and Circular*
	Document 2:	Letter of Acceptance and Transmittal*
	Document 3:	Notice of Guaranteed Delivery*
	Document 4:	Notice of Variation and Extension**
	Document 5:	Letter to Augen Gold Shareholders**
	Document 6:	Notice of Extension***
	Document 7:	Notice of Compulsory Acquisition
	Document 8:	Letter of Transmittal pursuant to the Compulsory Acquisition

Item 2.	Informational Legends

See page iv of the outside cover page of the Offer to Purchase and Circular.
See page 3 of the Notice of Variation and Extension.
See page 3 of the Notice of Extension
See page 3 of the Notice of Compulsory Acquisition

Item 3.	Incorporation of Certain Information by Reference

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular* and the list of exhibits included in Part II of the Registration Statement.

Item 4.	List of Documents Filed with the Commission

See “Registration Statement Filed with the SEC” in the Offer to Purchase and Circular*.

*
Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

**	Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-176756) filed with the U.S. Securities and Exchange Commission on September 9, 2011.

***
Previously filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form F-80/A (Commission File No. 333-176756) filed with the U.S. Securities and Exchange Commission on September 12, 2011.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONSULT THE AGENT (AS DEFINED BELOW) AND YOUR INVESTMENT ADVISOR, STOCKBROKER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR. THE CONTENT OF THIS DOCUMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES COMMISSION OR SIMILAR AUTHORITY NOR HAS ANY SECURITIES COMMISSION OR SIMILAR AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE MATTERS OR UPON THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

October 14, 2011

NOTICE OF COMPULSORY ACQUISITION
pursuant to Section 188 of the
Business Corporations Act (Ontario)

by

TRELAWNEY MINING AND EXPLORATION INC.

in connection with the offer to purchase all of the outstanding common shares
(together with associated rights issued under the shareholder rights plan)

of

AUGEN GOLD CORP.
on the basis 0.0862 of a common share in the capital of
Trelawney Mining and Exploration Inc. per common share of Augen Gold Corp.

TO:	THE HOLDERS OF COMMON SHARES OF AUGEN GOLD CORP. WHO DID NOT ACCEPT THE ABOVE-MENTIONED OFFER

AND TO:	SUBSEQUENT HOLDERS OF SUCH COMMON SHARES

1.
Pursuant to the offer to purchase and circular dated July 13, 2011, as amended by a notice of variation and extension dated August 30, 2011, and a notice of extension dated September 12, 2011 (the “Offer Documents”), Trelawney Mining and Exploration Inc. (the “Offeror”) made an offer (the “Offer”) dated July 13, 2011, to purchase all of the outstanding common shares in the capital of Augen Gold Corp. (“Augen”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Augen (together, the “Shares”), other than Shares beneficially owned by the Offeror and its affiliates (if any), and including Shares issued and outstanding prior to the offer upon the exercise, exchange or conversion of any Augen options, Augen warrants, convertible securities or other rights (other than SRP Rights that were exercisable or exchangeable or convertible into Shares) on the basis of 0.0862 of a common share in the capital of the Offeror (each, a “Trelawney Share”) for each Share.

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2.	The Offer expired at 5:00 p.m. (Toronto time) on September 23, 2011.

3.
At the commencement of the Offer, the Offeror, together with its affiliates and associates, held 4,299,000 of the then outstanding Shares. Holders of more than 90% of the Shares have accepted the Offer. The Offeror has taken up and paid for all Shares validly deposited under the Offer.

4.
As a result, the Offeror now owns 154,792,361 Shares representing approximately 93% of the outstanding Shares, other than Shares beneficially owned by the Offeror and its affiliates (if any), and including Shares issued and outstanding prior to the Offer upon the exercise, exchange or conversion of any Augen options, Augen warrants, convertible securities or other rights (other than SRP Rights that were exercisable or exchangeable for convertible into Shares).

COMPULSORY ACQUISITION

The Offeror is hereby exercising its right (the “Compulsory Acquisition”) under section 188 of the Business Corporations Act (Ontario) (the “OBCA”) to acquire those Shares not deposited under the Offer (the “Remaining Shares”). Pursuant to subsection 188(2)(c) of the OBCA, each holder of Remaining Shares and subsequent holder of such Remaining Shares (a “Remaining Shareholder” or “you”) is required to elect:

(a)
to transfer your Remaining Shares to the Offeror on the basis of 0.0862 of a Trelawney Share per Remaining Share and otherwise on the same terms that the Offeror acquired the Shares from the holders of such Shares who accepted the Offer; or

(b)
to demand payment of the fair value of your Remaining Shares in accordance with subsections 188(13) to (21) inclusive of the OBCA by notifying the Offeror, through its agent for the Compulsory Acquisition, Equity Financial Trust Company (the “Agent”) within twenty (20) days after deemed receipt of this Notice of Compulsory Acquisition.

If you are a Remaining Shareholder and you do not notify the Offeror of your election in accordance with clause (b) above, you will be deemed to have elected to transfer your Remaining Shares to the Offeror on the same terms that the Offeror acquired the Shares from the holders of such Shares who accepted the Offer. Regardless of your election, Remaining Shareholders are required by subsection 188(4) of the OBCA to send in the certificate(s) representing your Remaining Shares to the Agent, on behalf of the Offeror, within 20 days of the deemed receipt of this Notice of Compulsory Acquisition, being November 4, 2011 (the “Expiry Date”). Such share certificate(s) will be cancelled pursuant to the OBCA, regardless of whether they are submitted as required.

2

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IMPORTANT NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

The Compulsory Acquisition is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system (“MJDS”), to prepare this Notice of Compulsory Acquisition in accordance with the disclosure requirements of Canada. Remaining Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein, if any, have been prepared in accordance with accepted accounting standards other than United States generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

The Compulsory Acquisition relates to the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act.  The Compulsory Acquisition is made in the United States with respect to the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with the disclosure requirements of Canadian provincial and federal law.

Remaining Shareholders should be aware that the disposition of Remaining Shares and acquisition of the Trelawney Shares may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Remaining Shareholders are encouraged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and "Certain U.S. Federal Income Tax Considerations" in Section 22 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Offeror and Augen are incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of the Offeror and Augen and said persons may be located outside the United States.

The Offeror has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 (the “Registration Statement”) and other documents and information, and has mailed the Offer Documents to Remaining Shareholders concerning the Offer. Pursuant to Section V(D) of the Form F-80 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO.  Remaining Shareholders are urged to read the Registration Statement, the Offer Documents and this Notice of Compulsory Acquisition and any other relevant documents filed with the SEC, because they contain important information. Remaining Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov.  In addition, documents filed with the SEC by the Offeror will be available free of charge from the Offeror. You should direct requests for documents to the Corporate Secretary, Trelawney Mining and Exploration Inc., 130 King Street West, Suite 2810, Toronto, Ontario, M5X 1A6, telephone: (416) 363-8567.  To obtain timely delivery, such documents should be requested not later than October 27, 2011, being five business days before the Expiry Date.

3

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(Cover page continued from previous page)

The Trelawney Shares offered pursuant to the Offer and the Compulsory Acquisition have not been approved or disapproved by the SEC or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Offer Documents or this Notice of Compulsory Acquisition. Any representation to the contrary is a criminal offence.

The Offeror is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  Information filed by the Offeror with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material filed by the Offeror with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Offeror files or furnishes electronically.

4

HOW TO RESPOND TO THIS NOTICE OF COMPULSORY ACQUISITION

Enclosed with this Notice of Compulsory Acquisition is a letter of transmittal (the “Letter of Transmittal”), which, if completed and returned to the Agent at the address set on the last page of this Notice of Compulsory Acquisition, so as to be received by the Agent by the Expiry Date, will constitute notice to the Offeror of your election.

1.	MAKE YOUR ELECTION

(a)	Election to Transfer your Remaining Shares for 0.0862 of a Trelawney Share per Remaining Share and otherwise on the terms on which the Offeror acquired the Shares under the Offer

If you elect to transfer the Remaining Shares held by you to the Offeror under clause (a) above, you should deliver, by the Expiry Date, to the address of the Agent set forth above:

(i)	the enclosed Letter of Transmittal, duly completed to indicate your election to transfer the Remaining Shares held by you; and

(ii)	the certificate(s) representing the Remaining Shares held by you to the Agent.

If neither box is checked on the Letter of Transmittal, or if a completed Letter of Transmittal is not included with your share certificate(s), you will be deemed to have elected to transfer your Remaining Shares to the Offeror on the basis referred to in clause (a) above. A certificate representing Trelawney Shares in payment for your Remaining Shares will be mailed to you after receipt by the Agent from you of the certificate(s) representing your Remaining Shares.

No fractional Trelawney Shares will be issued pursuant to the Compulsory Acquisition.  Where the aggregate number of Trelawney Shares to be issued to a Remaining Shareholder as consideration under the Compulsory Acquisition would result in a fraction of a Trelawney Share being issuable, the number of Trelawney Shares to be received by such Remaining Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

(b)	Election to Demand Payment of Fair Value

If you elect to demand payment of fair value of your Remaining Shares under clause (b) above, you should deliver, by the Expiry Date, to the address of the Agent set forth on the last page of this Notice of Compulsory Acquisition:

(i)	the enclosed Letter of Transmittal, duly completed to indicate such election; and

(ii)	the certificate(s) representing the Remaining Shares held by you to the Agent, as Agent for the Compulsory Acquisition.

5

If you do not notify the Offeror in accordance with clause (b) above by the Expiry Date, you will be deemed to have elected to transfer your Remaining Shares to the Offeror on the basis referred to in clause (a) above. In this case, a certificate representing Trelawney Shares in payment for your Remaining Shares will be mailed to you after receipt by the Agent from you of the certificate(s) representing your Remaining Shares.

An election to demand payment of fair value under clause (b) above involves an application to court. Such an election may only be made by the registered holder of the Remaining Shares. If you wish to elect to demand payment of fair value of your Remaining Shares, you should consult with a lawyer or other professional advisor, as the provisions of section 188 of the OBCA are technical and complex and failure to comply strictly with the provisions thereof may prejudice your rights.

2.	RETURN YOUR SHARE CERTIFICATE(S)

Regardless of the election you make, you are required under the OBCA to send certificate(s) representing the Remaining Shares held by you to the Agent, as Agent for the Compulsory Acquisition, by the Expiry Date. Such certificate(s) should be sent, together with a completed Letter of Transmittal indicating your election, as described above, to the Offeror in care of the Agent at the address of the Agent set forth above.

The method used to deliver certificate(s) representing your Remaining Shares to the Agent is at your option and risk. It is recommended that delivery be made by hand to the Agent and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is also recommended that any mailing be made sufficiently in advance to permit delivery to the Agent so as to be received by the Expiry Date. Delivery will only be effective upon actual receipt by the Agent. An envelope has been enclosed for your convenience.

If a share certificate has been lost, destroyed, mutilated or mislaid, you should contact the Agent for information on how to obtain a replacement share certificate. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Agent may contact you.

The Offeror will deposit with the Agent, as Agent for the Compulsory Acquisition and in trust for you in accordance with subsections 188(5) and (6) of the OBCA, that consideration which is required to acquire your Remaining Shares on the same terms as those on which the Offeror acquired the Shares of the holders of Shares who accepted the Offer.

The foregoing is only a brief description of certain aspects of the right of Compulsory Acquisition and is qualified in its entirety by the provisions of section 188 of the OBCA and the disclosure provided in the Offer Documents under the heading “Circular – Second – Step Transactions – Compulsory Acquisition”. The description is not intended to be complete. Section 188 of the OBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. Remaining Shareholders who wish to be better informed about those provisions of the OBCA should consult with their legal advisors.

6

***

Questions and requests for assistance may be directed to the Agent at one of the telephone numbers or the address set out on the last page of this Notice of Compulsory Acquisition.

TRELAWNEY MINING AND EXPLORATION INC.

Per:	“Greg Gibson” (Signed)
Name: Greg Gibson
Title: President & Chief Executive Officer

Per:	“Lisa McCormack” (Signed)
Name: Lisa McCormack
Title: Corporate Secretary

7

The Agent for the Offer is:

By Registered Mail, Mail, Hand or Courier

Equity Financial Trust Company
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1
Attention:  Corporate Actions

Inquiries

North American Toll Free:  1-866-393-4891
Telephone:  416-361-0152
Facsimile:  416-361-0470
E-Mail:  investor@equityfinancialtrust.com

Any questions and requests for assistance may be directed by holders of Shares to the Agent at the telephone numbers or the address set out above.  You may also contact your broker, dealer commercial bank, trust company or other nominee for assistance concerning the Compulsory Acquisition.

The Instructions accompanying this Letter of Transmittal and Election Form (the “Letter of Transmittal”) should be read carefully before this Letter of Transmittal is completed. The Agent (see the last page of this Letter of Transmittal for the Agent’s address and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL AND ELECTION FORM

for common shares (together with associated rights issued under the shareholder rights plan)

of

AUGEN GOLD CORP.

pursuant to the Notice of Compulsory Acquisition dated October 14, 2011 by

TRELAWNEY MINING AND EXPLORATION INC.

Pursuant to an offer dated July 13, 2011, as amended by a notice of variation and extension dated August 30, 2011, and a notice of extension dated September 12, 2011 (collectively, the “Offer Documents”), Trelawney Mining and Exploration Inc. (the “Offeror”) made an offer (the “Offer”) to purchase all of the outstanding common shares of Augen Gold Corp. (“Augen”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Augen (together, the “Shares”), other than Shares beneficially owned by the Offeror and its affiliates (if any), and including any Shares issued and outstanding prior to the expiry of the Offer upon the exercise, exchange or conversion of any Augen options, Augen warrants, convertible securities or other rights (other than SRP Rights) that were exercisable or exchangeable for or convertible into Shares, on the basis of 0.0862 of a common share (a “Trelawney Share”) in the capital of the Offeror per Share. The Offer expired at 5:00 p.m. (Toronto time) on September 23, 2011.

Pursuant to a Notice of Compulsory Acquisition dated October 14, 2011 (the “Notice of Compulsory Acquisition”), the Offeror has exercised its rights under Section 188 of the Business Corporations Act (Ontario) (the “OBCA”) to acquire all of the Shares not acquired by it under the Offer (the “Compulsory Acquisition”).

This Letter of Transmittal is to be used to either (a) facilitate the delivery of a certificate representing Trelawney Shares to you in payment of the Shares to be acquired from you pursuant to the Compulsory Acquisition for 0.0862 of a Trelawney Share per Share or (b) indicate your election to demand payment of the fair value for your Shares.

Equity Financial Trust Company (the “Agent”) (see the last page of this Letter of Transmittal for the Agent’s address and telephone numbers) or your broker or other financial advisor, can assist you in completing this Letter of Transmittal. Persons whose Shares are registered in the name of a nominee investment advisor, bank, trust company, other intermediary or other nominee should immediately contact such nominee in order to take the necessary steps to be able to transfer such Shares pursuant to the Compulsory Acquisition.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW AND OTHER THAN IN ACCORDANCE WITH INSTRUCTION 1(b) OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY OF THIS LETTER OF TRANSMITTAL. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

TO:	TRELAWNEY MINING AND EXPLORATION INC.
AND TO:	AUGEN GOLD CORP.
AND TO:	EQUITY FINANCIAL TRUST COMPANY, at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Shares and irrevocably submits these certificate(s) to the Compulsory Acquisition. The following are the details of the enclosed certificate(s).

BOX 1
COMMON SHARES OF AUGEN GOLD CORP.
Certificate Number(s)	Name in which Registered (Please fill in exactly as name(s) appear on certificate.)	Number of Shares Represented by Certificate	Number of Shares Surrendered

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

BOX 2
The undersigned holder of Shares hereby elects either (check only one box):(1)
(a) ☐	to transfer the Shares held by the undersigned to the Offeror for a purchase price of 0.0862 of a Trelawney Share per Share (the “Transfer Election”); or
(b) ☐
to demand payment of the fair value of the Shares held by the undersigned, as determined by a court in accordance with subsections 188(13) to (21) of the OBCA, and hereby notifies the Offeror of such election(the “Fair Value Election”).

Note:
(1)
This or another written notice of an election of (b) above must be sent to the Agent at its address set forth below within 20 days after the date of receiving the Notice of Compulsory Acquisition, failing which you will be deemed to have elected (a) above. If neither of the above boxes is checked or if this Letter of Transmittal is not properly completed then you will be deemed to have elected (a). An election to demand payment of the fair value for your Shares involves an application to a court of competent jurisdiction. If you wish to make an election of (b), you should consult with a lawyer or other professional advisor as the provisions of Section 188 of the OBCA are technical and complex and failure to comply strictly with the provisions thereof may prejudice your rights. If you do not apply to a court within the time period prescribed, you will be deemed to have elected to transfer the Shares held by you to the Offeror for 0.0862 of a Trelawney Share per Share.

The undersigned acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that the Offeror is entitled to and bound to acquire the Shares represented by the enclosed certificate(s) in accordance with the terms and subject to the conditions of the Notice of Compulsory Acquisition. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Shares represented by the enclosed certificate(s) and all rights and benefits arising from such Shares including, without limitation, any and all dividends, distributions, payments, securities, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Shares, or any of them, on and after the date of the commencement of the Offer, (b) the undersigned or the person on whose behalf a book-entry is made owns the Shares transferred under the Notice of Compulsory Acquisition, (c) the Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Shares to any other person, (d) the transfer of the Shares complies with applicable securities laws, and (e) the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and acquisitions whatsoever.

IN CONSIDERATION OF THE COMPULSORY ACQUISITION AND FOR VALUE RECEIVED, upon and subject to the conditions set forth in the Notice of Compulsory Acquisition and this Letter of Transmittal, the undersigned irrevocably deposits, sells, assigns and transfers to the Offeror all of the right, title and interest of the undersigned in and to the Shares, and in and to all rights and benefits arising from the Shares.

The undersigned irrevocably constitutes and appoints any officer of the Offeror and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Shares with respect to such Shares, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such holder of the Shares:

(a)	to register or record the transfer and/or cancellation of such Shares on the appropriate securities registers maintained by or on behalf of Augen;

(b)
except as otherwise may be agreed, to exercise any and all rights of the holder of the Shares including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all Shares, to revoke any such instruments, authorizations or consents given prior to or after the date of the Notice of Compulsory Acquisition, to designate in any such instruments, authorizations or consents any person or persons as the proxy or proxy nominee or nominees of such holder of the Shares in respect of such Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise, or any adjournments thereof) of holders of relevant securities of Augen; and

(c)
to execute, endorse and negotiate, for and in the name of and on behalf of such holder of the Shares payable to or to the order of the holder of such Shares and to exercise any other right of such holder in respect of such Shares.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise previously conferred or agreed to be conferred by such holder of Shares at any time with respect to the Shares. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Shares by or on behalf of the transferring shareholder.

The undersigned also agrees not to vote any of the Shares at any meeting (whether annual, special or otherwise or any adjournments thereof) of holders of securities of Augen and not to exercise any of the other rights or privileges attached to the Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Shares, and to designate in any such instruments of proxy, the person or persons specified by the Offeror as the proxy of the holder of the Shares. Upon such appointment, all prior proxies given by the holder of such Shares with respect thereto will be revoked and no subsequent proxies may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Shares to the Offeror and acknowledges that all authority herein conferred or agreed to be conferred is, to the extent permitted by applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Settlement with each shareholder who has transferred Shares under the Notice of Compulsory Acquisition will be made by the Offeror or by the Agent by issuing or causing to be issued a certificate representing the amount of Trelawney Shares to which the person transferring Shares is entitled. If the shareholder has elected to demand payment of the fair value of the Shares, then the entitlement of such shareholder will be determined in accordance with subsections 188(13) to (21) of the OBCA. Unless otherwise directed in this Letter of Transmittal, the certificate representing Trelawney Shares will be issued in the name of the registered holder(s) of the Shares so transferred. Unless the person transferring the Shares instructs either of the Offeror or the Agent to hold the certificate for pick-up by checking the appropriate box (Block “B”) in this Letter of Transmittal, the certificate will be forwarded by first class insured mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the registered holder(s) as shown on the securities registers maintained by or on behalf of Augen. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a shareholder.

No fractional Trelawney Shares will be issued pursuant to the Offer.  You acknowledge that where the aggregate number of Trelawney Shares to be issued to you as consideration under the Compulsory Acquisition would result in a fraction of a Trelawney Share being issuable, the number of Trelawney Shares to be received by you will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number. The undersigned further understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror, Augen or the Agent by reason of any delay in making payments for Shares to any person on account of Shares pursuant to the Notice of Compulsory Acquisition.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced hereby as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. Étant donné l’utilisation de la version anglaise de la lettre d’acceptation et d’envoi type, l’actionnaire est réputé avoir exigé que tous les contrats attestés par l’offre acceptée au moyen de la présente lettre d’acceptation et d’envoi, de même que tous les documents y afférents, soient rédigés exclusivement en anglais.

SHAREHOLDER INFORMATION AND INSTRUCTIONS
Before signing this Letter of Transmittal, please review and complete the following boxes, as appropriate.

BOX A ISSUE A CERTIFICATE IN THE NAME OF: (please print or type)	BOX B SEND CERTIFICATE (unless Block C is checked) TO: (please print or type)
(Name)	(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)	(Street Address and Number)
(Telephone – Business Hours)	(City and Province or State)
(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (or Zip) Code)

BLOCK C □ HOLD THE SHARE CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE AGENT (check box)

TO BE COMPLETED BY ALL SHAREHOLDERS

Signature guaranteed by (if required under Instruction 3):	Date _________________________, 2011

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instructions 2 and 4)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Shareholders should read the accompanying Notice of Compulsory Acquisition prior to completing this Letter of Transmittal.

(b)
This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof), together with the accompanying certificate(s) representing the Shares, must be sent to the Agent at the office specified on the last page of this Letter of Transmittal within the 20-day period set out in the Notice of Compulsory Acquisition (a shareholder who wishes to demand payment of the fair value of your Shares by making a Fair Value Election in accordance with (b) as set out in Box “2” of this Letter of Transmittal but fails to so notify the Offeror of such election within this 20-day period will be deemed to have elected to transfer his or her Shares to the Offeror by making a Transfer Election in accordance with (a) as set out in Box “2” of this Letter of Transmittal).

(c)
The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Shares and all other required document is at the option and risk of the holder depositing these documents, and delivery will be deemed effective only when such documents are actually received by the Agent. The Offeror recommends that these documents be hand delivered to the Agent and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

(d)	Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact that nominee to arrange for the surrender of those Shares.

2.	Signatures

(a)	This Letter of Transmittal must be filled in and signed by the holder of Shares or by such holder’s duly authorized representative (in accordance with Instructions 3 and 4 below).

(b)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such surrendered certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate is to be issued to a person other than the registered owner(s):

(i)	such surrendered certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shares as shown on the share register maintained by or on behalf of Augen, or if the payment is to be made in a name other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Augen, such signature must be guaranteed by an Eligible Institution or in some other manner satisfactory to the Offeror and the Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act. Any of the Offeror, Augen or the Agent, each at its sole discretion, may require additional evidence of authority or additional documentation.

5.	Payment and Delivery Instructions

Unless Block “B” of this Letter of Transmittal is completed, the certificate representing Trelawney Shares issued for the Shares will be mailed to the person listed in Block “A” of this Letter of Transmittal. If Block “C” is completed, the Agent will hold the certificate in respect of the Shares for pick-up at its office listed on the last page of this Letter of Transmittal.  If neither Block “A” nor Block “B” of this Letter of Transmittal are completed, the certificate for the Shares will be mailed to the shareholder at the address of the shareholder as it appears on the share register maintained by or on behalf of Augen. Any certificate(s) mailed in accordance with the Compulsory Acquisition and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Miscellaneous

(a)
If the space in Box “1” of this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and number of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent surrenders of the share certificate(s) representing transferred Shares will be accepted. All shareholders surrendering share certificates by execution of this Letter of Transmittal (or a manually signed facsimile hereof) waive any right to receive any notice of the acceptance of the Shares for payment.

(d)
All questions as to the validity, form, eligibility, timely receipt and acceptance of any Shares and accompanying documents transferred pursuant to this Letter of Transmittal will be determined by the Offeror in its sole judgment. Shareholders agree that the Offeror’s determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits of share certificate(s) that it determines not to be in proper form or that may be unlawful for it to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any share certificate(s) or accompanying documents. There shall be no duty or obligation on any of the Offeror, Augen or the Agent or any other person to give notice of any defects or irregularities in any transfer or deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice.

(e)	Additional copies of this Letter of Transmittal may be obtained from the Agent at its office at the address listed on the last page of this Letter of Transmittal.

(f)
No fractional Trelawney Shares will be issued pursuant to the Compulsory Acquisition.  Where the aggregate number of Trelawney Shares to be issued under the Compulsory Acquisition would result in a fraction of a Trelawney Share being issuable, the number of Trelawney Shares to be received by a shareholder of Augen will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

7.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Agent. The Agent will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Agent so that the Agent may contact you.

8.	Privacy Notice

The Agent is committed to protecting your personal information. In the course of providing services to you and the Agent’s corporate clients, the Agent receives non-public personal information about you – from transactions the Agent performs for you, forms you send to the Agent, other communications the Agent has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Agent uses this information to administer your account, to better serve you and the Agent’s clients’ needs and for other lawful purposes relating to the Agent’s services. The Agent has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. The Privacy Code is available on the Agent’s website, www.equityfinancialtrust.com, or by writing to the Agent at the address indicated below. The Agent will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

The Agent for the Offer is:

By Registered Mail, Mail, Hand or Courier

Equity Financial Trust Company
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1
Attention:  Corporate Actions

Inquiries

North American Toll Free:  1-866-393-4891
Telephone:  416-361-0152
Facsimile:  416-361-0470
E-Mail:  investor@equityfinancialtrust.com

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Under the Business Corporations Act (Ontario) (the "OBCA"), the Registrant may indemnify a present or former director or officer of the Registrant or person who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity  (the “Indemnified Party”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other or proceeding (collectively, a “Proceeding” or “Proceedings”) to which the individual is involved because of that association with the Registrant or other entity.

In addition, the Registrant may advance money to an Indemnified Party for the costs, charges and expenses of a Proceeding but the individual is required to repay the money advanced if the individual does not fulfill the conditions set out below.

The Registrant may, with court approval, indemnify an Indemnified Party or advances money to such party  in respect of an action brought by or on behalf of the Registrant or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with the Registrant or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action.

The indemnification above is subject to that , in all cases, such director or officer (i) acted honestly and in good faith with a view to the best interests of the Registrant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

Subject to the limitations contained in the OBCA, the By-laws of the Registrant provide that every director or officer of the Registrant, every former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives shall, from time to time, be indemnified and saved harmless by the Registrant from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder if (i) he or she acted honestly and in good faith and with a view to the best interests of the Registrant, and (ii) in the case of a criminal or  administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

The Registrant maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person's failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

3.1*
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1*	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2*
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4*	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5**	Unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three and six months ended June 30, 2011 and 2010, together with the notes thereto.
4.6**	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2011.
4.7*	Material Change Report of the Registrant, dated May 13, 2011.
4.8*	Material Change Report of the Registrant, dated May 25, 2011.
4.9*	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Irwin Lowy LLP.
5.3*	Consent of David Beilhartz.
5.4*	Consent of R. Barry Cook.
5.5*	Consent of William E. Roscoe.
6.1*
Powers of Attorney (included in Part III of the Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

*
Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

**
Previously filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form F-80/A (Commission File No. 333-176756) filed with the U.S. Securities and Exchange Commission on September 12, 2011.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.  Consent to Service of Process.

(a)           The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on October 14, 2011.

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ GREGORY GIBSON
Gregory Gibson
President & Chief Executive Officer

Pursuant to the requirements of the Securities Act, Amendment No. 2 to this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on October 14, 2011.

Signature	Title

/s/ GREGORY GIBSON	Gregory Gibson
President and Chief Executive Officer, Director
(Principal Executive Officer)

*	Andres Tinajero
Chief Financial Officer and Vice President Finance
(Principal Financial Officer and Principal Accounting Officer)

*	Steve McIntyre
Director

James Fairbairn
Director

*	George Cole
Director

*	Chris Irwin
Director

*	Patrick Mohan
Director

* By:	/s/ GREGORY GIBSON
Gregory Gibson
Attorney-in-fact

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Newark on October 14, 2011.

PUGLISI & ASSOCIATES
(Authorized Representative)

By:	/s/ DONALD J. PUGLISI
Name: Donald J. Puglisi
Title: Managing Director

III-3

 EXHIBIT INDEX

Exhibit No.	Description

3.1*
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1*	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2*
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4*	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5**	Unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three and six months ended June 30, 2011 and 2010, together with the notes thereto.
4.6**	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2011.
4.7*	Material Change Report of the Registrant, dated May 13, 2011.
4.8*	Material Change Report of the Registrant, dated May 25, 2011.
4.9*	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Irwin Lowy LLP.
5.3*	Consent of David Beilhartz.
5.4*	Consent of R. Barry Cook.
5.5*	Consent of William E. Roscoe.
6.1*
Powers of Attorney (included in Part III of the Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

*
Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

**
Previously filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form F-80/A (Commission File No. 333-176756) filed with the U.S. Securities and Exchange Commission on September 12, 2011.

III-4